UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
ICU Medical, Inc.
(Name of Issuer)
Common Stock, $0.10 par value per share
(Title of Class of Securities)
44930G107
(CUSIP Number)
Margaret M. Madden, Esq.
Vice President and Corporate Secretary,
Chief Governance Counsel
Pfizer Inc.
235 East 42nd Street
New York, New York 10017
(212) 733-2323
Copy to:
Skadden, Arps, Slate, Meagher & Flom, LLP
Four Times Square
New York, NY 10036
Attn: Kenneth M. Wolff, Esq.
212-735-3000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
November 13, 2018
(Date of Event which Requires Filing of this Statement)
 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e),  240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 44930G107

1. Names of Reporting Persons  Pfizer Inc. (“Pfizer”)
    IRS Identification Nos. of above persons (entities only):  13-5315170

2. Check the Appropriate Box if a Member of a Group

(a)  ☐

(b)  ☐

3. SEC Use Only ........................................................................................

4. Source of Funds OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2  ☐

6. Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person  0

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13. Percent of Class Represented by Amount in Row (11)   0%

14. Type of Reporting Person CO

CUSIP No. 44930G107

1. Names of Reporting Persons   C. P. Pharmaceuticals International C.V. (the “Shareholder”)
    IRS Identification Nos. of above persons (entities only):   98-0182045

2. Check the Appropriate Box if a Member of a Group

(a) ☐

(b) ☐

3. SEC Use Only ........................................................................................

4. Source of Funds OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2 ☐

6. Citizenship or Place of Organization Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 0

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares  ☐

13. Percent of Class Represented by Amount in Row (11)  0%

14. Type of Reporting Person PN

CUSIP No. 44930G107

1. Names of Reporting Persons   PFIZER PRODUCTION LLC (“PPL”)
    IRS Identification Nos. of above persons (entities only):   52-2090275

2. Check the Appropriate Box if a Member of a Group

(a)  ☐

(b)  ☐

3. SEC Use Only ........................................................................................

4. Source of Funds OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2 ☐

6. Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 0

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares  ☐

13. Percent of Class Represented by Amount in Row (11)   0%

14. Type of Reporting Person OO

CUSIP No. 44930G107

1. Names of Reporting Persons   PFIZER MANUFACTURING LLC (“PML” and together with PPL, the “General Partners”)
    IRS Identification Nos. of above persons (entities only):   52-2090292

2. Check the Appropriate Box if a Member of a Group

(a)  ☐

(b)  ☐

3. SEC Use Only ........................................................................................

4. Source of Funds OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2 ☐

6. Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person  0

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares  ☐

13. Percent of Class Represented by Amount in Row (11)  0%

14. Type of Reporting Person OO

Explanatory Note
The class of equity securities to which this Schedule 13D/A relates is the common stock, par value $0.10 per share (the “Common Stock”), of ICU Medical, Inc., a Delaware corporation (“ICU Medical”). The principal business address of ICU Medical is 951 Calle Amanecer, San Clemente, CA 92673.
This Amendment No. 2 to Schedule 13D relating to the Common Stock of ICU Medical is being filed by Pfizer, the General Partners and the Shareholder (the “Filers”). The General Partners are the general partners of the Shareholder, and the Shareholder and the General Partners are indirect wholly-owned subsidiaries of Pfizer. Unless otherwise defined in this Amendment No. 2, capitalized terms used but not defined herein shall have the meanings as are ascribed to such terms in the Schedule 13D filed by the Filers on February 13, 2017 (as subsequently amended by Amendment No. 1 filed on August 15, 2018 and this Amendment No. 2, the “Schedule 13D”). Except as amended and supplemented hereby, the Schedule 13D as amended prior to the date hereof remains in full force and effect.
Item 2. Identity and Background
Schedule A, identifying the Scheduled Persons, has been updated and is attached to this Amendment No. 2.
Item 4. Purpose of Transaction
Item 4 is hereby amended and supplemented as follows:
The Shareholder entered into a Stock Purchase and Sale Agreement, dated as of November 13, 2018, pursuant to which the Filers executed a sale of 2,250,000 shares of Common Stock at a price of $209.25 per share to the purchasers named therein on November 15, 2018. Additionally, the Shareholder entered into a Stock Purchase and Sale Agreement, dated as of November 13, 2018, pursuant to which the Filers executed a sale of 250,000 shares of Common Stock at a price of $209.25 per share to the purchasers named therein on November 15, 2018.
Item 5. Interest in Securities of the Issuer
Item 5 is hereby amended and restated as follows:
(a) - (b) As of November 15, 2018, none of the Filers beneficially own shares of Common Stock.
(c) Schedule B hereto sets forth all transactions with respect to the Common Stock effected during the past sixty (60) days by any of the Filers, inclusive of the transactions effected on November 15, 2018.

(d) Not applicable.

(e) Following the sale reported herein, the Filers ceased to beneficially own more than five percent of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

The information contained in Item 4 of this Amendment No. 2 is incorporated herein by reference.
Item 7. Material to be Filed as Exhibits
Item 7 is hereby amended and restated as follows:
The following documents are filed as exhibits:
Exhibit 99.1 - Joint Filing Agreement, dated as of February 13, 2017, by and between Pfizer, PPL, PML and C. P. Pharmaceuticals International C.V. (incorporated by reference to Exhibit 99.1 to the 13D filed on February 13, 2017).
Exhibit 99.2 - Amended and Restated Stock and Asset Purchase Agreement, dated as of January 5, 2017, by and between Pfizer and ICU Medical (incorporated by reference to Exhibit 2.1 to ICU Medical’s Form 8-K filed on January 5, 2017).
Exhibit 99.3 - Form of Shareholders Agreement, by and between Pfizer and ICU Medical (incorporated by reference to Exhibit 10.2 to ICU Medical’s Form 8-K filed on October 13, 2016).
Exhibit 99.4 – Stock Purchase and Sale Agreement, dated November 13, 2018, by and among C.P. Pharmaceuticals International C.V., ICU Medical and the purchasers named therein (incorporated by reference to Exhibit 4.2 to ICU Medical’s Form S-3 filed on November 15, 2018).
Exhibit 99.5 – Stock Purchase and Sale Agreement, dated November 13, 2018, by and among C.P. Pharmaceuticals International C.V., ICU Medical and the purchasers named therein (incorporated by reference to Exhibit 4.3 to ICU Medical’s Form S-3 filed on November 15, 2018).

SIGNATURES
After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
 Dated: November 16, 2018
Pfizer Inc.

By:	/s/ Susan Grant
Name: Susan Grant
Title: Assistant Secretary Pfizer Inc.
For and on behalf of C. P. Pharmaceuticals International C.V., by its General Partners
Pfizer Production LLC
As general partner for and on behalf of
C. P. Pharmaceuticals International C.V.

By:	/s/ Brian McMahon
Name: Brian McMahon
Title: Senior Vice President
Pfizer Manufacturing LLC
As general partner for and on behalf of
C. P. Pharmaceuticals International C.V.

By:	/s/ Brian Byala
Name: Brian Byala
Title: Senior Vice President
 Pfizer Production LLC

By:	/s/ Darren Welsh
Name: Darren Welsh
Title: Secretary
 Pfizer Manufacturing LLC

By:	/s/ Darren Welsh
Name: Darren Welsh
Title: Secretary

SCHEDULE A
Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of Pfizer Inc.
The business address of each director and executive officer is c/o Pfizer Inc., 235 E. 42nd Street, New York, NY 10017. Unless otherwise indicated, each director and executive officer is a citizen of the United States.

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
Dennis A. Ausiello, M.D. Independent Director	Director, Center for Assessment Technology and Continuous Health (CATCH). Physician-in-Chief, Emeritus at Massachusetts General Hospital.

Ronald E. Blaylock Independent Director	Founder, Managing Partner of GenNx360 Capital Partners.
Albert Bourla, DVM, PH.D Director	Chief Operating Officer, Pfizer.
W. Don Cornwell Independent Director	Retired Chief Executive Officer and Chairman of the Board of Granite Broadcasting.

Joseph J. Echevarria Independent Director	Retired Chief Executive Officer of Deloitte LLP.

Helen H. Hobbs, M.D. Independent Director
Investigator of the Howard Hughes Medical Institute, Professor of Internal Medicine and Molecular Genetics and Director of the McDermott Center for Human Growth and Development at the University of Texas Southwestern Medical Center.

James M. Kilts Independent Director	Founding Partner, Centerview Capital.
Dan R. Littman, M.D., PH.D Independent Director	Investigator of the Howard Hughes Medical Institute Helen L. and Martin S. Kimmel Professor of Molecular Immunology at the Skirball Institute of Biomolecular Medicine of NYU Langone Medical Center.

Shantanu Narayen Lead Independent Director	Chairman, President and CEO of Adobe Systems Inc.

Suzanne Nora Johnson Independent Director	Retired Vice Chairman, Goldman Sachs Group, Inc.

Ian C. Read Chairman and Chief Executive Officer, Director	Chairman of the Board and Chief Executive Officer, Pfizer.

James C. Smith Independent Director	President and Chief Executive Officer, Thomson Reuters Corporation.
Frank A. D’Amelio Executive Vice President, Business Operations and Chief Financial Officer	Executive Vice President, Business Operations and Chief Financial Officer, Pfizer.
Mikael Dolsten, M.D., PhD President, Worldwide Research and Development	President of Worldwide Research and Development, Pfizer.

Michael Goettler Group President, Pfizer Established Medicines	Group President, Pfizer Established Medicines.
Angela Hwang Group President, Pfizer Essential Health	Group President, Pfizer Essential Health.
Rady Johnson Executive Vice President, Chief Compliance and Risk Officer	Executive Vice President, Chief Compliance and Risk Officer, Pfizer.
Douglas M. Lankler Executive Vice President, General Counsel	Executive Vice President, General Counsel, Pfizer.
Freda C. Lewis-Hall, M.D. DFAPA Executive Vice President, Chief Medical Officer	Executive Vice President, Chief Medical Officer, Pfizer.
Kirsten Lund- Jurgensen, PhD Executive Vice President / President, Pfizer Global Supply	Executive Vice President / President, Pfizer Global Supply. Dr. Lund-Jurgensen is a citizen of Germany.
Alexander R. MacKenzie, PhD Executive Vice President, Chief Development Officer	Executive Vice President, Chief Development Officer, Pfizer.
Laurie J. Olson Executive Vice President, Strategy and Commercial Operations	Executive Vice President, Strategy and Commercial Operations, Pfizer.
Dawn Rogers Executive Vice President, Human Resources	Executive Vice President, Human Resources, Pfizer.
Sally Susman Executive Vice President, Corporate Affairs	Executive Vice President, Corporate Affairs, Pfizer.
John Young Group President, Pfizer Innovative Health	Group President, Pfizer Innovative Health. Mr. Young is a citizen of Great Britain.

Name, business address, present principal occupation or employment and place of citizenship of the officers of Pfizer Manufacturing LLC
The business address of each director and executive officer is c/o Pfizer Manufacturing LLC, 235 E. 42nd Street, New York, NY 10017. Unless otherwise indicated, each director and executive officer is a citizen of the United States.

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION

Joseph Gruber President, Senior Vice President	Senior Vice President, Global Tax, Pfizer

Brian Byala Senior Vice President	Senior Vice President and Treasurer, Pfizer

Kevin Dillon Senior Vice President	Vice President and Assistant Treasurer, Pfizer

William Carapezzi Senior Vice President	Senior Vice President, Finance & Global Operations, Pfizer

Colum Lane Senior Vice President	Vice President and Assistant Treasurer, Pfizer

Brian McMahon Senior Vice President	Vice President and Assistant Treasurer, Pfizer
 Name, business address, present principal occupation or employment and place of citizenship of the officers of Pfizer Production LLC
The business address of each director and executive officer is c/o Pfizer Production LLC, 235 E. 42nd Street, New York, NY 10017. Unless otherwise indicated, each director and executive officer is a citizen of the United States.

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION

Joseph Gruber President, Senior Vice President	Senior Vice President, Global Tax, Pfizer

Brian Byala Senior Vice President	Senior Vice President and Treasurer, Pfizer

Kevin Dillon Senior Vice President	Vice President and Assistant Treasurer, Pfizer

William Carapezzi Senior Vice President	Senior Vice President, Finance & Global Operations, Pfizer

Colum Lane Senior Vice President	Vice President and Assistant Treasurer, Pfizer

Brian McMahon Senior Vice President	Vice President and Assistant Treasurer, Pfizer

SCHEDULE B
The following table sets forth all transactions with respect to the Common Stock effected during the past sixty (60) days by any of the Filers or Scheduled Persons, inclusive of any transactions effected on November 15, 2018. Except as otherwise noted, all such transactions were effected by the Shareholder as private placements, and the table includes commissions paid in per share prices.

Name	Date	Shares	Price	Type

C. P. Pharmaceuticals International C.V.	11/15/2018	2,250,000	$209.25	Private placement
C. P. Pharmaceuticals International C.V.	11/15/2018	250,000	$209.25	Private placement